Exhibit 7.2

Coca-Cola FEMSA, S.A.B. de C.V. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Amounts in Millions of Mexican Pesos, Except Ratios

	2017		2016		2015
Earnings available for fixed charges:
Income before income taxes and share of the profit of associates and joint ventures accounted	(7,162	)(1)	Ps.	14,308	Ps.	14,725
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	60			147		155
Plus:
Interest Expenses	9,214			7,721		6,630
Amortization of capitalized interest	—			16		10
Less:
Capitalized interest	—			23		60
Non-controlling interest	1,148			457		94

	964		21,712		21,366
Fixed Charges:
Interest expense, net	8,809			7,473		6,337
Capitalized interest	—			23		60
Interest portion of rental expenses	405			225		233

Total Fixed Charges	9,214			7,721		6,630
Ratio of earnings to fixed charges	0.10			2.81		3.22

(1)	Reflects an extraordinary loss incurred as a result of the deconsolidation of our Venezuelan operations in the amount of Ps.28,177 million, and an extraordinary net gain as a result of the consolidation of KOF Philippines in the amount of Ps.2,830 million.